UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FuLuCai Productions Ltd.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

N/A
(CUSIP Number)

James Durward
FuLuCai Productions Ltd.
3632 13th ST SW
Calgary, Alberta T2T 3R1
(403) 693-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 24, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	N/A

1.	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (entities only):	James Durward

2.	Check the Appropriate Box if a Member of Group:	(a)
		(b)	X

3.	SEC Use only

4.	Source of Funds (See Instructions)	OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2 (d) or (e)

6.	Citizenship or Place of Organization	Canadian

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	Yes

	8.	Shared Voting Power	No

	9.	Sole Dispositive Power	Yes

	10.	Shares Dispositive Power	No

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	65,798,600

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	73.11%

14.	Type of Reporting Person (See Instructions)	IN

Item 1.                  Security and Issuer

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends the Schedule 13D originally filed on October 14, 2010 (the “Original 13D”), as previously amended on November 15, 2010 by Amendment No. 1 to Schedule 13D (the Original 13D as so amended, the “Schedule 13D”), filed by James Durward (the “Reporting Person”), with respect to the Common Stock, $0.0001 par value, of FuLuCai Productions Ltd. (the “Issuer”).  Its principal executive offices are located at 3632 13th St SW, Calgary, Alberta T2T 3R1.
Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Except as specifically amended by this Amendment No. 2, items in the Schedule 13D remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3. is restated as follows:

The consideration for the purchase was $24,000.00.  The source of funds for the purchase was a promissory note between the Reporting Person and Loesha Henchall, the previous shareholder of the Issuer.  The note, secured by 4,800,000 restricted shares of the Issuer, was paid in full on November 5, 2010 and the security was released to the Reporting Person.

On April 24, 2012, the Reporting Person gifted a total of 14,200,000 shares of Common Stock of the Issuer to four recipients for no consideration.

On April 27, 2012, the Reporting Person sold a total of 1,400 shares of Common Stock in a market transaction at $1.25 per share of Common Stock for gross proceeds before commission of $1,750.

Item 4.	Purpose of Transaction

Item 4 is amended to add the following information at the end thereof:

The purpose of the transactions described in Item 3 of Amendment No. 2 was to gift certain equity of the Issuer held by the Reporting Person to donees and to sell certain of the shares of Common Stock of the Issuer in the open market for cash consideration.

Item 5.                  Interest in Securities of the Issuer

Items 7 through 11 and 13 of the cover page of this Amendment No. 2 are incorporated hereby by reference.  Such information is based upon 90,000,000 shares of the Issuer’s common stock outstanding as of April 27, 2012, as provided to the Reporting Person by the Company.

(a)           Beneficial Ownership

As of April 27, 2012, the Reporting Person owns a total of 65,798,600 shares of common stock of the Issuer.

(b)           Voting Power

The Reporting Person has the sole voting power and sole dispositive power over 65,798,600 shares of Common Stock as  referred to above in paragraph (a) of this Item 5.

(c)           Transactions within the Past 60 Days

During the past 60 sixty days the Reporting Person has not effected any transactions in the Issuer’s Common Stock other than as set forth in Item 3 above.

(d)           Certain Rights of Other Persons

Not applicable

(e)           Beneficial Ownership Percentage

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 4, 2012, Fulucai Productions Ltd. (the “Company”) and SFT Diversified Global LLC (“SFT”) entered into an Assignment Agreement (the “Agreement”) whereby SFT has assigned all rights and interest in an option agreement between SFT and Orion Oil & Gas Properties, a Texas General Partnership (the “Option”). Under the terms of the Option, the Company has acquired the rights to acquire certain surface and sub-surface mineral rights, including but not limited to natural gas and oil mineral rights being, lying and situated in the Counties of Cherokee, DeKalb, Etowah, Jackson and Marshall, in the State of Alabama.

In consideration for the assignment of the Option, under the terms of the Agreement the Company will deliver into escrow a total of 75,000,000 shares of the common stock of the Company, of which 65,000,000 restricted common shares are to be transferred from James Durward, the current President and director of the Company and 10,000,000 shares of restricted common stock will be issued from the treasury of the Company to SFT or its assigns, which 75,000,000 shares of common stock shall represent 75% of the total issued and outstanding shares of the Company, fully diluted. The shares are to be held in escrow for transfer to the parties upon Closing. Closing will take place on or before May 15, 2012 when the Company must exercise the Option.

Item 7.	Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2012
Date

/s/ James Durward
Signature

Mr. James Durward, Reporting Person
Name/Title